中信泰富有限公司
BY COURIER
===========

Exemption No. 82-5232

03 JAN 23 AM 7:21

Date : 21st January, 2003

CITIC PACIFIC

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

03003256

SUPPL

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since December 19, 2002 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

dlw 1/24

Alice Tso
Company Secretary

Encl.
AT/wy/LTR-2006

CITIC Pacific Ltd 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771 Email: contact@citicpacific.com Web Site: www.citicpacific.com

Exemption No. 82-5232

Annexure

CITIC Pacific Limited

List of Information that the Company since December 19, 2002 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Return by a Company Purchasing its Own Shares
   Date : December 31, 2002
   Entity Requiring Item : Hong Kong Companies Ordinance

2. Document : Monthly Return on Movement of Listed Equity Securities
   Date : January 3, 2003
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE)

3. Document : Notification of Location of Registers
   Date : January 17, 2003
   Entity Requiring Item : Hong Kong Companies Registry

Companies Registry
公司註冊處

Form 表格 SC2

Return by a Company Purchasing its Own Shares
公司購買本身股份申報表

Company Number 公司編號: 145656

1 Company Name 公司名稱

CITIC PACIFIC LIMITED

2 Shares Purchased by the Company under section 49B 公司根據第49B條購買的股份

Class of Shares 股份類別	No. of Shares Purchased 所購買股份的數目	Nominal Value of Each Share 每股的面值	Date(s) on which the Shares were Delivered to the Company 股份交付公司的日期	Maximum Prices Paid for Each Share 就每股所支付的最高價格 (Note 註 2)	Minimum Prices Paid for Each Share 就每股所支付的最低價格 (Note 註 2)
Shares	1,320,000	HK$0.40	20 December, 2002	HK$14.95	HK$14.85

3 The Aggregate Amount Paid by the Company for the above Shares
公司就上述股份所支付的總款額
(Note 註 2)

HK$19,645,100.00

For and on behalf of
CITIC PACIFIC LIMITED
中信泰富有限公司

Signed 簽名 : [signature]
Secretary

(Name 姓名): (Alice Tso Mun Wai) Date 日期 : 31st December, 2002

~~Director 董事~~ / Secretary 秘書 *

* Delete whichever does not apply 請刪去不適用者

Presentor's Name and Address
提交人的姓名及地址

CITIC PACIFIC LIMITED
32nd Floor, CITIC Tower
1 Tim Mei Avenue
Central, Hong Kong

For Official Use
請勿填寫本欄

收件日期 RECEIVED
31 -12- 2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Specification No. 3/97

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st December, 2002

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai Tel No.: 2820-2111
(Name of Responsible Official)

Date : 3rd January, 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : 2. Preference shares :

✓ 3. Other classes of shares : please specify : shares

4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date): ______)	---	--	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,189,780,160	--	---
~~Increase~~/(Decrease) during the month	1,320,000	--	---
Balance at close of the month :	2,188,460,160	--	---

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 18.20	11,550,000	--	--	--	11,550,000	Nil
2. ________ Exercise price: HK$ ________						--
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ________ Subscription price: HK$ ______						
2. ________ Subscription price: HK$ ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
________ Convertible price: HK$ ________						
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date : 18/12/2002				1,320,000
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				

Total No. of ~~ordinary~~ shares/~~preference shares/other classes of shares increased~~/(decreased) during the month: 1,320,000

Remarks : ________________________________

Authorised Signatory:

Name: Alice Tso Mun Wai

Title: Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

CR

Companies Registry
公 司 註 冊 處

Form 表格 R2

Notification of Location of Registers
登記冊備存地點通知書

Company Number 公司編號

145656

1 **Company Name** 公司名稱

CITIC Pacific Limited
中信泰富有限公司

2 **Location of Registers or other documents** 登記冊或其他文件的備存地點 (Note 註 2)

Registers or other documents 登記冊或其他文件:-

Members 成員
Directors & Secretaries 董事及秘書
Minute Books 會議記錄簿
Debenture Holders 債權證持有人
Charges 押記
Copies of Instruments creating charges 設定押記的文書的副本

Register／Other documents 登記冊／其他文件	Address 地址	Effective Date 生效日期
Register of Members	G/F Bank of East Asia Harbour View Centre 56 Gloucester Road Wanchai Hong Kong	13 January 2003 DD 日 | MM 月 | YYYY 年

For and on behalf of
CITIC PACIFIC LIMITED
中 信 泰 富 有 限 公 司

Signed 簽名 : .... Secretary

(Name 姓名) : ( ) Date 日期 : 17th January, 2003

Director 董事／Secretary 秘書 *

** Delete whichever does not apply 請刪去不適用者*

Presentor's Name and Address
提交人的姓名及地址

TENGIS LIMITED
G/F Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

For Official Use
請勿填寫本欄

Amendment No. 1/97 to Specification No. 1/97
指明編號第 1/97 號的修訂編號第 1/97 號